June 21, 2010

United States Securities & Exchange Commission

ATTN: Briccio Barrientos

Senior Accountant, Branch 17

Washington, DC 20549

RE:

Clarity Fund, Inc.

File Nos. 811-22372 and 333-163877

Pre-effective Amendment No. 2

Dear Mr. Barrientos:

Accompanying this letter and filed concurrently herewith is Pre-Effective Amendment No. 2 to the Clarity Fund, Inc. Form N1-A Registration Statement. With this amendment is the seed audit establishing the Fund’s initial regulatory capital which can be found at the end of the Statement of Additional Information.

With this filing we hereby request acceleration of effectiveness as soon as possible pursuant to Rule 461.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the

Commission from taking any action with respect to the filing; that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Yours very truly

JOHN C. MILES

For the Firm